Exhibit 99.1
Qiao Xing Universal’s Subsidiary, Huizhou Qiao Xing Communication Industry, Ltd., Received License for Mobile Communication Terminal Products and Expects to Double its ‘COSUN’-Brand Mobile Phone Sales Revenue in 2006 Compared With 2005
— XING expects a 35% increase in sales revenue for the Group’s mobile phone business segment for 2006 compared with 2005.
     HUIZHOU, Guandong, China, June 22 /Xinhua-PRNewsiwre/ — Qiao Xing Universal Telephone, Inc. today announced that its subsidiary, Huizhou Qiao Xing Communication Industry, Ltd. (HZQXCI), had recently received from the National Development and Reform Commission of China a manufacturing license for mobile communication terminal products. The last impediment to XING’s dual brand mobile phone strategy is now cleared.
     Mr. Wu Zhi Zhong, CEO of HZQXCI, said, “With this license, unrelated to that held by CEC Telecom Co., Ltd. (CECT), another of XING’s subsidiaries, comes freedom of action in the development of HZQXCI’s mobile phone business. We plan to announce in the upcoming press conference in China the launch of 20 new models of ‘COSUN’-brand mobile phone handsets through our well-established distribution network in the China market. We expect revenue from the sale of ‘COSUN’-brand handsets for 2006 to double that for 2005.”
     Mr. Wu Rui Lin, Chairman of XING, said, “The overall arrangement for our Group’s mobile phone handset business is this: CECT focuses on R&D, production and sales of higher-end products, while HZQXCI develops and sells lower-end and middle-end products. HZQXCI also exports through overseas telecommunication operators and telecommunication terminal retailers such as Wal-Mart. We are currently shipping the USD35 million’s worth of orders that we received some time ago from overseas mobile phone operators. The Group’s production of mobile phone handsets is located at Huizhou in the Province of Guangdong. Huizhou is one of the most important sites in China for the manufacturing of consumer electronics products. It benefits from the presence of a large number of suppliers, a large pool of skilled and productive workforce, and a regulatory environment favourable to business that the local government provides.
     “Both CECT and HZQXCI will continue to emphasize on R&D, from which marketable product innovations flow. CECT has already developed its own 3G mobile phone products and HZQXCI is now cooperating with a major player in the field to develop chips for its 3G mobile phone products.
     “XING has been making steady progress towards our medium-term goal of becoming one of the leading local players in the mobile phone handset market in China. We anticipate significant growth in sales revenue of above 35% for the mobile phone handset business in our Group for 2006 compared with 2005.”

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, advanced mobile phones, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. This includes the world’s first model of dual mode and dual call waiting GSM/CDMA smartphone, the ‘CECT CoolPAD 728.’ The Company has established 2 co-operative relationships with leading telecom and software companies for their China strategy, including Microsoft and Palm, aiding success for its ‘High End Mobile Phone Strategy’. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
     Forward-looking statements
     This release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking statements involve risks and uncertainties that include, but not limited to, those relating to economic, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.
     SOURCE Qiao Xing Universal Telephone, Inc.